                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*




                                   ITXC CORP.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    45069F109
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [_]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 45069F109

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(1)  Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons
     (entities only):

     Tom I. Evslin
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                     (a) [_]  (b) [_]
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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization: United States

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                                  (5)  Sole Voting Power:             823,005

     Number of Shares             ----------------------------------------------

    Beneficially Owned            (6)  Shared Voting Power:         5,205,824

         by Each                  ----------------------------------------------

     Reporting Person             (7)  Sole DispositivePower:         823,005

           With                   ----------------------------------------------

                                  (8)  Shared Dispositive Power:    5,205,824

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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,054,662*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)

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(11) Percent of Class Represented by Amount in Row (9): 15.2%*

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(12) Type of Reporting Person (See Instructions): IN

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* Includes (i) 823,005 shares held directly by Tom Evslin; (ii) 4,101,662 shares held jointly by Tom Evslin and Mary A. Evslin, his wife; (iii) 992,500 shares held directly by Mary A. Evslin, (iv) 645,162 shares which may be received by Tom Evslin and Mary A. Evslin upon the exercise of a presently exercisable warrant, which is jointly held, (v) 33,333 shares which may be received by Mary
A. Evslin upon the exercise of options which are exercisable on or before March 1, 2002, and (vi) 459,000 shares held by The Evslin Family Foundation, Inc., a charitable foundation for which Mr. And Ms. Evslin serve as two of three trustees. Mr. Evslin disclaims beneficial ownership of the shares held of record by Mary A. Evslin (except for shares held with Mary A. Evslin as joint tenants) and The Evslin Family Foundation, Inc.


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Item 1(a).  Name Of Issuer:  ITXC Corp.

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Item 1(b).  Address of Issuer's Principal Executive Offices:
            750 College Road East, Princeton, New Jersey 08540

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Item 2(a).  Name of Person Filing:  Tom I. Evslin

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Item 2(b).  Address of Principal Business Office or, if None, Residence:
            750 College Road East, Princeton, New Jersey 08540

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Item 2(c).  Citizenship:  United States

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Item 2(d).  Title of Class of Securities: Common Stock

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Item 2(e).  CUSIP No.:  45069F109

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Item 3. If This Statement Is Filed Pursuant to ss.ss. 240.13d-1(b) or
        240.13d-2(b) or (c), check whether the Person Filing is a

     (a) [_] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

     (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [_] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) [_] An Investment Adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

     (f) [_] An Employee Benefit Plan or Endowment Fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

     (g) [_] A Parent Holding Company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [_] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


     If this statement is file pursuant to ss. 240.13d-1(c), check this box [_].

Item 4.  Ownership

     (a)  Amount Beneficially Owned:

          7,054,662*
          ----------------------------------------------------------------------

     (b)  Percent of Class:

          15.2%*
          ----------------------------------------------------------------------

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote    823,005
                                                           ---------------------

          (ii) shared power to vote or to direct the vote  5,205,824
                                                           ---------------------

          (iii) sole power to dispose or to direct the disposition of  823,005
                                                                       ---------

          (iv) shared power to dispose or to direct the disposition of 5,205,824
                                                                       ---------

* Includes (i) 823,005 shares held directly by Tom Evslin; (ii) 4,101,662 shares held jointly by Tom Evslin and Mary A. Evslin, his wife; (iii) 992,500 shares held directly by Mary A. Evslin, (iv) 645,162 shares which may be received by Tom Evslin and Mary A. Evslin upon the exercise of a presently exercisable warrant, which is jointly held, (v) 33,333 shares which may be received by Mary
A. Evslin upon the exercise of options which are exercisable on or before March 1, 2002, and (vi) 459,000 shares held by The Evslin Family Foundation, Inc., a charitable foundation for which Mr. And Ms. Evslin serve as two of three trustees. Mr. Evslin disclaims beneficial ownership of the shares held of record by Mary A. Evslin (except for shares held with Mary A. Evslin as joint tenants) and The Evslin Family Foundation, Inc.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8. Identification and Classification of Members of the Group.  N/A

Item 9. Notice of Dissolution of Group.  N/A

Item 10. Certification

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 8, 2002
                                       -----------------------------------------
                                       (Date)

                                       Tom I. Evslin

                                       By: /s/ Peter H. Ehrenberg
                                       -----------------------------------------
                                       (Signature)


                                       Peter H. Ehrenberg, Attorney-in-Fact*
                                       -----------------------------------------
                                       (Name/Title)

* A power of attorney was previously filed with the Commission and is incorporated herein by reference.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)



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